SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6 K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               EDAP TMS S.A. Files


EDAP TMS S.A. Reports 2007 First Quarter Results; Ablatherm-HIFU Treatments Grow


                                  May 10, 2007


                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F .........X........ Form 40-F.................


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes ......... No .....X.....


This report on Form 6-K with respect to the Company's 2006 annual results, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

        EDAP TMS S.A. Reports 2007 First Quarter Results; Ablatherm-HIFU
                                 Treatments Grow

             European RPP Program on Target for 2008 Profitability; FDA Trial Launch Positions EDAP for Direct USA Control;
                EDAP, China Medical Alliance Unites HIFU Leaders

      LYON, France, May 10 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq:
EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer and the international leader in the development, production, and distribution of a wide portfolio of minimally invasive medical devices primarily for the treatment of urological diseases today reported financial results for the first quarter 2007 and updated its HIFU growth expectations.

    Key highlights include:
     * First quarter RPP Revenues increased 45 percent year over year early in the company's marketing and growth strategy designed to achieve European profitability by the end of 2008 on significant treatment growth.
     * Ablatherm-HIFU is now available at more than 150 centers worldwide with accelerating center launches and treatment growth, including 11 new sites in the first quarter and an additional seven in the first five weeks of the second quarter.
     * The company reports clear progress on the US trial with the resumption of active therapy sessions under EDAP sponsorship, the only treating HIFU for localized prostate cancer trial as primary care in the United States.
     * Gross margins continue to increase as RPP treatment grows and the company achieves greater efficiency.
     * EDAP continued to add to its clinical lead as the HIFU therapy of choice among doctors based on proven repeatable success and low side effects. EDAP, as the gold standard in HIFU, reported 10 year experience results including statistical success at 8 years affirming Ablatherm-HIFU is competitive to all nonsurgical therapies -- its primary patient audience.
     * The company signed a four-year exclusive agreement with China Medical Technologies to distribute its products through the European Union and Russia following CE approval, uniting the top HIFU companies in Europe and Asia.

    EXECUTIVE COMMENTS
    Marc Oczachowski, EDAP TMS Chief Executive Officer commented: "EDAP continues its role as the dominant HIFU company in Europe. Recent clinical data at the European Association of Urology affirmed EDAP and the Ablatherm-HIFU as the only HIFU solution in localized prostate cancer able to clearly demonstrate long term success and low side effects on a consistent therapeutic platform. Moreover, the user experience shows Ablatherm to be the most adapted and viable HIFU solution offering effective, efficient and accessible HIFU care to any center wanting to make this new standard of care available to patients.

    "We engaged in a new marketing strategy late last year with full launch in 2007. These initiatives are bringing HIFU to the broad European medical community with a strong and positive early response. We are seeing solid participation and interest in marketing events such as our HIFU tours in Germany and Italy, our users meeting in France and several workshops in key hospitals. This is a long term process with a typical center evolving over several months before offering its first treatment, so we clearly expect the pace of new center launches and, ultimately, Ablatherm treatments, to accelerate as we progress in 2007 and 2008, in line with our RPP business plan expectations. Current increases stem from our efforts late last summer and fall, the earliest portions of our marketing efforts. We are pleased with the early signs of success in every major European market, with EDAP being the clear and indisputable preference among the medical community.

    "We are also very excited and enthusiastic to again start USA clinical sessions toward a future FDA approval of the Ablatherm-HIFU. This is the only current HIFU trial in the US with excellent response from the clinical sites affirming the ease of treatment, patient comfort, low side effects and expected efficacy. We look forward to reporting additional success as more sites resume treatment, and we add more leading clinical centers now asking us to join the trial."

    FINANCIAL RESULTS
    First Quarter 2007 results showed strong increases in RPP revenue while machine sales in the HIFU division were deferred to later periods. As anticipated, the company's business plan expects a number of machine sales in the calendar year, but does not require they be evenly distributed through the quarters as the company's focus has shifted to the sale of recurring treatments under its highly successful and growing RPP program. First quarter revenue was Euro 4.7 million, down 10.3 percent from the same period in 2006 due to this change in revenue mix. The primary difference was a 702,000 decrease in HIFU equipment sales as compared to the prior year quarter, while RPP revenues increased 45 percent to Euro 1.0 million. The company has already booked one Ablatherm sale in the second quarter and has a strong pipeline of expected and potential sales in its most active markets to meet its goal for the full year. The company's movement away from dependence on equipment sales continues as RPP revenues increase, but EDAP expects to continue selling Ablatherm , although not necessarily in equivalent quarterly increments.

    Group gross margins continued to improve to 43 percent as compared to 36.5 percent in the last quarter 2006 and 41 percent for the full year 2006. HIFU gross margins increased still further to 57 percent compared to 53 percent for the year 2006 as RPP revenue comprises a larger portion of margin and the accompanying scale efficiency becomes evident.

    The Lithotripsy business remains strong with nine units sold as opposed to 10 in the prior year and a backlog of 7 units already at the start of the second quarter. The pace of lithotripsy sales increased from the fourth quarter 2006 and the company sees steady demand in the quarters ahead.

    Cash remains strong at Euro 9.3 million, down from Euro 10.9 million at year end. Uses of cash include approximately 800,000 in corporate spending for marketing and growth initiatives ahead of returns on these efforts, including 300,000 for marketing increases, 200,000 on product development for launch, 200,000 on FDA costs, and 100,000 in leasing activities for the RPP business. The remaining 800,000 is tied to Ablatherm and lithotripsy device inventory ahead of sales later in the year. EDAP has historically generated positive cash flows during each calendar year as early year investments were recouped in sales. The company remains on plan for cash balances suitable for its marketing needs for the next two years. Total 2007 cash use is estimated at less than Euro 4 million.

    Eric Soyer, EDAP TMS Chief Financial Officer, commented: "The first quarter shows a higher than usual cash use due to spending ahead of events that will recapture these balances. Our company spending remains on track for our targeted programs for both investing and recouping cash as the HIFU business accelerates from our marketing spending. Further, the cash balance does not reflect the at least $600,000 in cash due to EDAP from HealthTronics. The investment in our future is showing good returns on gross margins, which are improving from higher RPP contributions along with solid increase in recurring revenues for a more predictable business ahead. We anticipate further margin improvement from scale, efficiency and revenue mix as the growth programs continue to advance the HIFU business."

    HIFU DIVISION: CLEAR GROWTH FOLLOWING MARKETING LAUNCH
    The HIFU division continued to accelerate its growth programs with strong early indications of success in the multi-quarter process of educating, recruiting, training and launching new Ablatherm sites. The current growth rate at 45 percent on the RPP business affirms the company's program methods with clear upside as the scale of the program has steadily increased since early test phases last winter. The company's recent German HIFU tour, EAU Congress participation, Italian HIFU tour recently started and activities at local and regional urology events continues to forward the interest of a growing list of centers at various stages of participation.

    "We are seeing nice growth in the RPP programs already from our early efforts, but have even higher expectations of growth in the periods ahead as the full programs roll into major European markets," said Oczachowski. "Doctors who were initially introduced in the German HIFU tour visited EDAP at the EAU. Many are now taking the next steps to secure approval at their local centers and enroll in training sessions on Ablatherm-HIFU. This is a process that unfolds over a few months, but is certainly succeeding. We will add equipment, on both a mobile and fixed RPP basis, as the demand for therapy continues to accelerate in the quarters ahead.

    "The company's RPP program is accelerating in markets where marketing efforts have been deployed in concert with strong clinical support for Ablatherm-HIFU's established long-term standards. By way of example, EDAP is the only established provider in the German market, the most advanced prostate cancer HIFU market globally. The company conducted 222 mobile RPP sessions in the first four months, with 60 sessions in April alone and clear growth ahead. On an annual run rate this puts EDAP's three mobile units near projected capacity, the last of which was launched last fall in light of rapidly growing demand."

    2007 RPP Ablatherm-HIFU: Numbers and Revenues:


                                    Q1 2007      April 2007      4 Months
    ---------                      --------        --------      --------
    Number of RPP treatments            325             112           437
    RPP revenue % vs year ago          +45%            +64%          +49%

    Close to 900 treatments have been performed in Q1, bringing to approximately 12,500 cumulative treatments performed as of end of March 2007. As of March 31, 2007, we accounted for 143 total trained Ablatherm-HIFU sites, with 11 new sites trained over Q1, and 7 additional centers in the month of April alone, bringing the total to 150 trained sites as of today.

    US PROGRAMS: EDAP IN FULL CONTROL, TRIAL DRIVING AHEAD WITH SUCCESS

    EDAP restarted US clinical sessions in pursuit of future FDA approval for Ablatherm-HIFU, the only active US trial treating patients for localized prostate cancer. EDAP has full rights to all revenue and profit earned in the future and is presently self sponsoring the trials in order to accommodate immediate and ongoing treatment demand from centers participating in the EDAP study. The company intends to retain control of this important program and is in the final stages of positioning its US strategy. Response to the trial is growing as knowledge of its activity spreads based on the existing clinical base for Ablatherm-HIFU. The company reported recently the results of treatments at two centers, with additional centers recruiting and scheduling patients. Both patients and doctors report early success with the Ablatherm-HIFU activities under EDAP's direction with high expectations for the trial.

    CHINA MEDICAL AGREEMENT MAKES EDAP LEADER FOR INTERNAL AND EXTERNAL HIFU The company reported an exclusive marketing and sales agreement with China
Medical Technologies to take full marketing rights in Europe and Russia for this global leading extracorporeal HIFU device. This agreement unites the leading HIFU companies from Europe and Asia as well as provides EDAP the top global technologies presently available for both internal and external applications of HIFU therapy. Clinical efforts are expected to require several months for full European approval, followed by four years of exclusive distribution rights.

    "We are pleased and excited to begin this relationship with China Medical, and see many added opportunities for both companies in the future," said Oczachowski. "Certainly there was careful evaluation by both sides, but this agreement made the most sense for both companies by joining together the two dominant HIFU technologies and companies for mutual success. This opens the door to EDAP for rapid HIFU growth in other pathologies on a known platform broadly used already. In addition to our leading role in prostate cancer, EDAP will now have the opportunity to lead Europe ahead using HIFU for many other pathologies where patients can have the benefit of effective therapy with minimal recovery and side effects. EDAP's role as a clear clinical leader played a significant part in this agreement, as this is the only way to assure success in the medical community. Clear, consistent and scrutinized studies will continue to play a significant role in making HIFU a new standard of care in not just prostate cancer, but now in multiple other pathologies."

    Participation in Congresses
    EDAP will participate strongly in the upcoming American Urology Association (AUA) meeting to be held in Anaheim, California, May 19 - 22, 2007. Dr. S. Thuroff from Harlaching Hospital, Munich, Germany, will comment in an Ablatherm-HIFU video session and Dr. F. Murat, from Edouard Herriot Hospital, Lyon, France, will present long term results with 8 years follow-up. On May 21, 2007, an Investigator meeting will gather all US physicians participating in the FDA trials. It's a unique opportunity for EDAP to have all US investigators all together to share views and details about this promising study.

    Conference Call and Webcast
    The company will host a conference call to discuss the results and answer questions from investors on Friday, May 11, 2007, at noon Eastern Time, 6:00 p.m. Paris Time. Representing the Company on the call will be Philippe Chauveau, Chairman of the Board, Marc Oczachowski, Chief Executive Officer and Eric Soyer, Chief Financial Officer. Interested investors may join the call live by dialing (866) 463-5401 from the United States or +1 (212) 457-9857 from international locations and entering PIN code 856440#. Investors may also listen to the live call online at http://www.edap-tms.com .

    Investors unable to join the call can access a playback of the conference call by telephone or online. To access the replay, please dial (866) 439-4729 or +1 (212) 457-9846 and using access code 327569# beginning one hour after the end of the call until May 25, 2007, or visit the company's Web site at http://www.edap-tms.com .

    About EDAP TMS S.A.
    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Magnolia Investor Relations at (972) 801-4900, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com .

    To sign up for alerts please visit:
http://www.b2i.us/irpass.asp?BzID=1053&to=ea&s=0

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

     CONTACT:     EDAP TMS S.A.             Magnolia Investor Relations
                  Blandine Confort          Matt Kreps
                  +33 4 78 26 40 46         972 801 4900


                                  EDAP TMS S.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                              Three Months Ended:      Three Months Ended:
                             March 31,    March 31,   March 31,   March 31,
                               2007         2006       2007          2006
                              Euros        Euros        $US           $US

    Sales of goods            1,902        2,789        2,508        3,367
    Net Sales of RPP and
     Leases                   1,308          971        1,725        1,172
    Sales of spare parts
     and Services             1,420        1,424        1,872        1,719
    TOTAL NET SALES           4,630        5,184        6,105        6,259
    Other revenues               36           15           47           18
    TOTAL REVENUES            4,666        5,199        6,152        6,277
    Cost of goods            (1,273)      (1,667)      (1,679)      (2,013)
    Cost of RPP and Leases     (568)        (431)        (750)        (520)
    Cost of spare parts &
     services                  (831)        (815)      (1,095)        (984)
    Cost of sales            (2,672)      (2,913)      (3,524)      (3,517)
    GROSS PROFIT              1,994        2,286        2,629        2,760
    Research & development
     expenses                  (616)        (595)        (813)        (718)
    Marketing & Sales
     expenses                (1,341)      (1,091)      (1,768)      (1,317)
    G & A expenses           (1,183)      (1,084)      (1,560)      (1,309)
    Total operating
     expenses                (3,140)      (2,770)      (4,141)      (3,344)
    OPERATING PROFIT (LOSS)  (1,147)        (484)      (1,512)        (584)
    Interest (expense)
     income, net                  3           14            4           17
    Currency exchange gains
     (loss), net                (48)         (73)         (63)         (89)
    Other income (loss),
     net                          3           (3)           4           (4)
    INCOME (LOSS) BEFORE
     TAXES AND MINORITY
     INTEREST                (1,188)        (546)      (1,567)        (659)
    Income tax (expense)
     credit                     (21)         (77)         (27)         (93)
    NET INCOME (LOSS)        (1,209)        (623)      (1,594)        (753)
    Earning per share -
     Basic                    (0.14)       (0.08)       (0.18)      (0.010)
    Average number of
     shares used
     incomputation of
     EPS                  8,942,007    7,823,331    8,942,007    7,823,331
    Earning per share -
     Diluted                  (0.14)       (0.08)       (0.18)      (0.010)
    Average number of
     shares used
     incomputation of
     EPS for positive net
     income               9,606,863    8,608,255    9,606,863    8,608,255

    NOTE: Translated for convenience of the reader to U.S. dollars at the 2007 average three months noon buying rate of 1 Euro = 1.3186 USD, and 2006 average three months noon buying rate of 1 Euro = 1.3077 USD.

                                  EDAP TMS S.A.
               CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
                (Amounts in thousands of Euros and U.S. Dollars)

                                  March 31,  Dec. 31,  March 31,   Dec. 31,
                                    2007       2006      2007       2006
                                   Euros      Euros      $US        $US

    Cash, cash equivalents
     and short term investments    9,291     10,924     12,426     14,417
    Total current assets          25,699     26,393     34,370     34,831
    Total current liabilities     11,368     10,926     15,204     14,419
    Shareholders' Equity          18,247     19,300     24,404     25,471

    NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.3374 USD, on March 31, 2007 and at the noon buying rate of 1 Euro = 1.3197 USD, on December 31, 2006.



                                  EDAP TMS S.A.
                 CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                        THREE MONTHS ENDED MARCH 31, 2007
                         (Amounts in thousands of Euros)

                     EDAP S.A.   TMS S.A.
                       HIFU         UDS     EDAP TMS  EDAP TMS    Total After
                     Division    Division      FDA    Corporate  Consolidation

    Sales of goods       180       1,722                            1,902
    Sales of RPPs &
     Leases            1,045         264                            1,308
    Sales of spare
     parts & services    385       1,035                            1,420
    TOTAL NET SALES    1,609       3,021                            4,630
    Other revenues         7          29                               36
    TOTAL REVENUES     1,616       3,050                            4,666
    GROSS PROFIT         920  57%  1,074  35%                       1,994 43%

    Research &
     Development        (235)       (288)       (92)                 (616)
    Total SG&A plus
     depreciation     (1,019)       (905)      (105)      (495)    (2,524)

    OPERATING PROFIT
     (LOSS)             (335)       (120)      (197)      (495)    (1,147)


SOURCE  EDAP TMS S.A.
    -0-                             05/10/2007
    /CONTACT:  Blandine Confort of EDAP TMS S.A., +33-4-78-26-40-46; or
Matt Kreps of Magnolia Investor Relations, +1-972-801-4900, for EDAP TMS S.A./
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com
                http://www.b2i.us/irpass.asp?BzID=1053&to=ea&s=0 /

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date :
EDAP TMS S.A.





S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER